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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
Under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

WHEATON RIVER MINERALS LTD.
(Name of subject company)

WHEATON RIVER MINERALS LTD.
(Name of person filing statement)

COMMON SHARES
(Title of class of securities)

962902102
(CUSIP Number of class of securities)

Peter Barnes
Executive Vice-President and Chief Financial Officer
Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6
Canada
(604) 696-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Gerald D. Shepherd
Davies Ward Phillips & Vineberg LLP
625 Madison Ave., 12th Floor
New York, New York 10022
(212) 588-5500

☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

The purpose of this Amendment No. 8 (this "Amendment") is to amend and supplement the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Wheaton River Minerals Ltd., an Ontario corporation ("Wheaton"), with the Securities and Exchange Commission ("SEC") on December 29, 2004, as amended (as so amended, the "Schedule 14D-9"), in respect of the Goldcorp Offer (as defined in the Schedule 14D-9). This Amendment No. 8 is being filed to amend the information provided in Items 8 and 9 of the Schedule 14D-9.

Item 8        Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

          "(c)    Satisfaction of the Goldcorp Offer Conditions and Commencement of Subsequent Offering Period

          In a press release issued February 14, 2005, Wheaton announced that all of the conditions of the Goldcorp Offer had been met and that Goldcorp had taken up all of the Wheaton Shares tendered to the Goldcorp Offer by 5:00 pm (Toronto time) on February 14, 2004. In addition, Wheaton announced in the press release of February 14, 2005, that in response to requests from Wheaton Shareholders who did not have sufficient time to tender their Wheaton Shares, the Goldcorp Offer expiry time had been extended from 5:00 pm (Vancouver time) on February 14, 2005 to 5:00 pm (Toronto time) on February 28, 2005. For purposes of the U.S. securities laws, the additional period during which the Goldcorp Offer will remain open will constitute a "Subsequent Offering Period" under Rule 14d-11 of the U.S. Securities Exchange Act of 1934."

Item 9.        Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

Exhibit No.	Description
(a)(17)	Informational Question & Answer Concerning Wheaton Warrants.
(a)(18)	Press release issued by Wheaton on February 14, 2005, incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on February 15, 2005.

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SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

WHEATON RIVER MINERALS LTD.

By:	/s/ PETER BARNES Name: Peter Barnes Title: Chief Financial Officer

Dated: February 15, 2005

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Directors' Circular, dated December 29, 2004, including the Merrill Lynch Fairness Opinion, dated December 20, 2004.*
(a)(2)	Press Release issued by Wheaton on December 6, 2004.*
(a)(3)	Transcript of Joint Conference Call of Wheaton and Goldcorp held on December 6, 2004.*
(a)(4)	Material Change Report of Wheaton dated December 13, 2004.*
(a)(5)	Press Release issued by Wheaton on December 24, 2004.*
(a)(6)	Press release issued by Wheaton on January 24, 2005, incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on January 24, 2005.*
(a)(7)	Press release issued by Wheaton on January 26, 2005, incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on January 27, 2005.*
(a)(8)	Powerpoint Slide Presentation of Goldcorp, Inc. entitled "Goldcorp + Wheaton — the Superior Alternative", dated January 25, 2005.*
(a)(9)	Transcript of Joint Conference Call of Wheaton and Goldcorp held on January 27, 2005.*
(a)(10)	Press release issued by Wheaton on February 4, 2005, incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on February 7, 2005.*
(a)(11)	Addition to Powerpoint Slide Presentation of Goldcorp, Inc. entitled "Goldcorp + Wheaton — the Superior Alternative", dated January 25, 2005.*
(a)(12)	Consent and Agreement, dated February 7, 2005, by and between Wheaton and Goldcorp.*
(a)(13)	Press release, dated February 7, 2005, issued by Wheaton incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on February 8, 2005.*
(a)(14)	Merrill Lynch Fairness Opinion dated February 7, 2005.*
(a)(15)	Addition to Powerpoint Slide Presentation of Goldcorp, Inc. entitled "Goldcorp + Wheaton — the Superior Alternative", dated January 25, 2005.*
(a)(16)	Press release, dated February 10, 2005, issued by Wheaton incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on February 11, 2005.*
(a)(17)	Informational Question & Answer Concerning Wheaton Warrants.**
(a)(18)	Press release issued by Wheaton on February 14, 2005, incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on February 14, 2005.
(e)(1)	Standstill and Confidentiality Agreement, dated December 3, 2004, between Wheaton and Goldcorp.*
(e)(2)	Letter of Intent, dated December 5, 2004, between Wheaton and Goldcorp.*
(e)(3)	Acquisition Agreement, dated December 23, 2004, between Wheaton and Goldcorp.*
(e)(4)	Employment Agreement, dated March 5, 2002, by and between Wheaton and Ian W. Telfer.*
(e)(5)	Employment Agreement, dated May 1, 2003, by and between Wheaton and Peter Barnes.*
(e)(6)	Employment Agreement, dated August 25, 2002, by and between Wheaton and Eduardo Luna.*
(e)(7)	Employment Agreement, dated February 20, 2003, by and between Wheaton and Russel Barwick.*
(e)(8)	Acknowledgment and Agreement, dated January 20, 2005, by and between Wheaton and Goldcorp.*
*
Previously filed.
**
Filed herewith.

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Explanatory Note
SIGNATURE
EXHIBIT INDEX